UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Reva Medical, Inc.
 (Name of Issuer)

Common Stock, Par Value $.0001
(Title of Class of Securities)

76133E109
(CUSIP Number)


December 31, 2013

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.  76133E109
13G/A
Page 2 of 8 Pages


1.

NAME OF REPORTING PERSON

Brookside Capital Partners Fund, L.P.



2.
                                                  (a)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (b)

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

	2,783,204 Shares


6.

SHARED VOTING POWER
	0


7.

SOLE DISPOSITIVE POWER

	2,783,204 Shares


8.

SHARED DISPOSITIVE POWER
	0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,783,204 Shares

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.37%
12.

TYPE OF REPORTING PERSON
PN






CUSIP No.  76133E109
13G/A
Page 3 of 8 Pages


13.

NAME OF REPORTING PERSON

Brookside Capital Trading Fund, L.P.



14.
                                                (a)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (b)

15.

SEC USE ONLY


16.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

17.

SOLE VOTING POWER

	181,818 Shares


18.

SHARED VOTING POWER
	0


19.

SOLE DISPOSITIVE POWER

	181,818 Shares


20.

SHARED DISPOSITIVE POWER
	0

21.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	181,818 Shares

22.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
23.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.55%
24.

TYPE OF REPORTING PERSON
PN

Item 1(a).	Name of Issuer
       The name of the issuer to which this filing on Schedule
13G/A relates is Reva Medical, Inc. (the Company).
Item 1(b).	Address of Issuers Principal Executive Offices
       The principal executive offices of the Company are located at 5751 Copley Drive, San Diego, CA 92111.
Item 2(a).	Name of Person Filing
	This Statement is being filed on behalf of the following collectively, the Reporting Persons): (1) Brookside Capital Partners Fund, L.P., a Delaware limited partnership (Partners Fund). Brookside Capital Investors, L.P., a Delaware limited partnership
(Brookside Investors) is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company (Brookside Management), is the sole general partner of Brookside Investors. (2) Brookside Capital Trading Fund, L.P., a Delaware limited partnership (the Brookside Fund). Brookside Capital Investors II, L.P., a Delaware limited partnership (Brookside Investors II) is the sole general partner of the Brookside Fund. Brookside Management is the sole general partner of Brookside Investors II.

       The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2014, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d- 1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence
       The principal business address of each of the Partners Fund, Brookside Fund, Brookside Investors, Brookside Investors II, Brookside Management is c/o John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

Item 2(c).	Citizenship
       Each of the Partners Fund, Brookside Fund, Brookside Investors, Brookside Investors II, and Brookside Management is organized under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities
       The class of equity securities of the Company to which this filing on
Schedule 13G/A relates is Common Stock, Par Value $.0001 (Common Stock).
Item 2(e).	CUSIP Number
       The CUSIP number of the Companys Common Stock is 76133E109.
Item 3.	If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [  ]  An investment adviser in accordance with 13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3).
(j) [  ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

  	[x]  If this statement is filed pursuant to 240.13d-1(c), check this box.
Item 4.	Ownership
Item 4(a).  	Amount beneficially owned
       As of the close of business on December 31, 2013, the following shares were held by the Reporting Persons:
       Partners Fund held 2,783,204 shares of Common Stock, representing
8.37% of the Companys outstanding shares of Common Stock.
       Trading Fund held 181,818 shares of Common Stock, representing
0.55 % of the Companys outstanding shares of Common Stock.
       As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 2,965,022 shares of Common Stock of the Company, representing, in the aggregate, 8.92% of the Companys outstanding shares of Common Stock. The percentage of the Companys outstanding shares of Common Stock held by the Reporting Persons is based on 33,250,053 shares of Common Stock outstanding as of November 1, 2013, as reported in the Companys Quarterly Report on Form 10-Q filed with the Securities and
Exchange Commission on November 7, 2013.
Item 4(b).  Percent of Class
       See Item 4(a) hereof.

Item 4(c).  Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:	2,965,022 Shares

       (ii) shared power to vote or to direct the vote:	0

(iii) sole power to dispose or to direct the
disposition of:	2,965,022 Shares

       (iv) shared power to dispose or to direct the
       	disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class
       Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
       Not Applicable.
Item 7.	Identification and Classification of the Subsidiary which Acquired the
Security Being Reported on by the Parent Holding Company:
       Not Applicable.
Item 8.	Identification and Classification of Members of the Group
       Not Applicable.
Item 9.	Notice of Dissolution of Group
       Not Applicable.

Item 10.	Certification
       By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Dated:  February 12, 2014
       After reasonable inquiry and to the best of my knowledge and belief, I certifythat the information set forth in this statement is true, complete, and correct.
                          BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                    By: Brookside Capital Investors, L.P.,
                    its general partner

                    By: Brookside Capital Management, LLC,
                    its general partner


                        By:  /s/ William E. Pappendick IV
                        Name: William E. Pappendick IV
                        Title: Managing Director

                          BROOKSIDE CAPITAL TRADING FUND, L.P.

                    By: Brookside Capital Investors II, L.P.,
                    its general partner

                    By: Brookside Capital Management, LLC,
                    its general partner


                        By:  /s/ William E. Pappendick IV
                        Name: William E. Pappendick IV
    			Title: Managing Director
Exhibit A
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

(1) Each of them is individually eligible to use the Schedule 13G/A to which his Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(2) Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 12, 2014

                          BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                    By: Brookside Capital Investors, L.P.,
                    its general partner

                    By: Brookside Capital Management, LLC,
                    its general partner


                        By:  /s/ William E. Pappendick IV
                        Name: William E. Pappendick IV
                        Title: Managing Director

                          BROOKSIDE CAPITAL TRADING FUND, L.P.

                    By: Brookside Capital Investors II, L.P.,
                    its general partner

                    By: Brookside Capital Management, LLC,
                    its general partner


			By:  /s/ William E. Pappendick IV
                        Name: William E. Pappendick IV
    			Title: Managing Director